                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                             DEPOTECH CORPORATION
                             ---------------------
                                (Name of Issuer)

                     Common Stock
                     --------------------------------------
                         (Title of Class of Securities)

                                  249673 10 4
                                  -----------
                                 (CUSIP Number)

                         SCHEDULE 13G

CUSIP No. 249673 10 4                              Page 2 of 7
          -----------

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     BURR, EGAN, DELEAGE & CO.
     04-2681308

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     MASSACHUSETTS

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

     N/A
____________________________________________________________________________

6.   Shared Voting Power

     423,738 PLEASE ALSO REFER TO ATTACHMENT A

CUSIP No.  249673 10 4                             Page 3 of 7
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     N/A
____________________________________________________________________________

8.   Shared Dispositive Power

     423,738 PLEASE ALSO REFER TO ATTACHMENT A
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     423,738 PLEASE ALSO REFER TO ATTACHMENT A
____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     3.6%
____________________________________________________________________________

12.  Type of Reporting Person.

     IA
____________________________________________________________________________

CUSIP No.      249673 10 4                         Page 4 of 7
               -----------

                         SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

DEPOTECH CORPORATION


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

10450 Science Center Drive
San Diego, CA 92121


Item 2(a).  Name of Person Filing:
----------------------------------

BURR, EGAN, DELEAGE & CO.


Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

ONE POST OFFICE SQUARE
SUITE 3800
BOSTON, MA 02109

Item 2(c).  Citizenship:
------------------------

MASSACHUSETTS


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock


Item 2(e).  CUSIP Number:
-------------------------

249673 10 4

CUSIP No. 249673 10 4                                   Page 5 of 7
          -----------

Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

         423,738



     (b) Percent of Class:

         3.6%

     (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               N/A

         (ii)  shared power to vote or to direct the vote:

               423,738 PLEASE ALSO REFER TO ATTACHMENT A

        (iii)  sole power to dispose or to direct the
               disposition of:

               N/A

         (iv) shared power to dispose or to direct the disposition of:

               423,738 PLEASE ALSO REFER TO ATTACHMENT A

CUSIP No. 249673 10 4                              Page 6 of 7
          -----------


Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Please refer to Attachment A

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable

Item 7.  Identification and Classification of the Subsidiary which Acquired the

Security Being Reported by the Parent Holding Company:
-----------------------------------------------------------

Not Applicable


Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 249673 10 4                              Page 7 of 7
          -----------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 10, 1997
                                         ----------------------------------
                                         Date

                                         BURR, EGAN, DELEAGE & CO.
                                         -------------------------------


                                         /s/ EILEEN McCARTHY
                                         -------------------------------
                                         Eileen McCarthy
                                         Vice-President

ATTACHMENT A

                             DEPOTECH CORPORATION

BURR, EGAN, DELEAGE & CO. DIRECTLY OR INDIRECTLY PROVIDES INVESTMENT ADVISORY SERVICES TO VARIOUS VENTURE CAPITAL FUNDS, INCLUDING ALTA V LIMITED PARTNERSHIP AND CUSTOMS HOUSE PARTNERS. THE RESPECTIVE GENERAL PARTNERS OF THESE TWO FUNDS EXERCISE SOLE VOTING AND INVESTMENT POWER WITH RESPECT TO THE SHARES HELD BY THE FUNDS. THE BENEFICIAL OWNERSHIP OF THE FUNDS AT DECEMBER 31, 1996 IS AS FOLLOWS:

                                       COMMON     COMMON
                                       SHARES     WARRANTS     TOTAL
                                       ------     --------     -----
      ALTA V LIMITED PARTNERSHIP      342,912      70,685      413,597
      CUSTOMS HOUSE PARTNERS            9,398         743       10,141
                                      -------      ------      -------

                         TOTAL:       352,310      71,428      423,738(1)
                                                               =======

THE PRINCIPALS OF BURR, EGAN, DELEAGE & CO. ARE GENERAL PARTNERS OF ALTA V MANAGEMENT PARTNERS, L.P. (THE GENERAL PARTNER OF ALTA V LIMITED PARTNERSHIP) AND CUSTOMS HOUSE PARTNERS. AS GENERAL PARTNERS OF THE FUNDS, THEY MAY BE DEEMED TO SHARE VOTING AND INVESTMENT POWERS FOR THE SHARES HELD BY THE FUNDS. THESE PRINCIPALS DISCLAIM BENEFICIAL OWNERSHIP OF ALL SUCH SHARES HELD BY ALL OF THE AFOREMENTIONED FUNDS EXCEPT TO THE EXTENT OF THEIR PROPORTIONATE PECUNIARY INTERESTS THEREIN.

MR. JEAN DELEAGE, A DIRECTOR OF THE COMPANY, IS A GENERAL PARTNER OF ALTA V MANAGEMENT PARTNERS L.P. (THE GENERAL PARTNER OF ALTA V LIMITED PARTNERSHIP) AND ALSO A GENERAL PARTNER OF CUSTOMS HOUSE PARTNERS. HE DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES HELD BY THE FOREGOING FUNDS EXCEPT TO THE EXTENT OF HIS PROPORTIONATE PECUNIARY INTERESTS THEREIN.

MR. DELEAGE HOLDS A DIRECTORS' STOCK OPTION TO PURCHASE 20,000 SHARES OF COMMON STOCK. WHEN THE STOCK OPTIONS ARE EXERCISED, MR. DELEAGE HAS AGREED TO TRANSFER THE NET PROFIT AFTER TAX TO ALTA V LIMITED PARTNERSHIP AND CUSTOMS HOUSE PARTNERS.

NOTES
-----
(1) TOTAL BENEFICIAL OWNERSHIP IS LESS THAN 5 PERCENT OF THE CLASS OF SECURITIES OF THE COMPANY